Exhibit 17.1

January 7, 2011

To:  The Green Energy Board of Directors

From:  Karen Clark, CEO/Chairman of the Board

Subject:  Resignation from Green Energy Live, Inc.

I am resigning from my position as President, Chief Executive Officer of Green Energy Live, Inc, effective 5 pm today, January 7, 2011.

In addition to resigning from my employment, I am also resigning from the Board of Directors, including the Chair position.

I thank the Board for my opportunity to serve this company for 4 years, taking it from an idea to a public company with operating units.  The company has a good plan to move forward and I wish it the best possible success.

/s/ Karen Clark